EXHIBIT 21.1

VALENCE TECHNOLOGY, INC.

LIST OF SUBSIDIARIES

VALENCE TECHNOLOGY CAYMAN ISLANDS INC., a Cayman Islands corporation wholly owned by Valence Technology, Inc.

VALENCE TECHNOLOGY (Suzhou) Co., Ltd., a China Corporation, wholly owned by Valence Technology Cayman Islands, Inc.

VALENCE ENERGY-TECH (Suzhou) Co., Ltd., a China Corporation, wholly owned by Valence Technology Cayman Islands, Inc.